NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF

$60 MILLION DEBENTURE BOUGHT DEAL FINANCING, MAILING OF ITS INFORMATION CIRCULAR IN CONNECTION WITH ITS CONVERSION TO A CORPORATION NAMED "PERPETUAL ENERGY INC."  AND PROVIDES UPDATE ON BANKING ARRANGEMENTS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – May 26, 2010 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today the closing of its previously announced "bought deal" debenture financing (the "Offering") and the mailing of its information circular and proxy statement (the "Circular") in connection with PET's proposed conversion to a corporation (the "Corporate Conversion") named "Perpetual Energy Inc." ("Perpetual").

Closing of the Offering

On closing of the Offering, $60,000,000 aggregate principal amount of 7.00% convertible unsecured junior subordinated debentures (the "Debentures") were issued.  The Debentures are listed and posted for trading on the TSX under the symbol "PMT.DB.E".

The Debentures have a face value of $1,000 per Debenture, a coupon of 7.00%, a maturity date of December 31, 2015 and are convertible into Trust Units of PET ("Units") at a conversion price of $7.00 per Unit, being a conversion rate of 142.8571 Units per $1,000 principal amount of Debentures.  The Debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2010.

Mailing of the Circular

The Circular for PET's upcoming Annual General and Special meeting of Unitholders to be held on June 17, 2010 at 9:00 a.m. MST at the Calgary Petroleum Club at which Unitholders will vote upon, among other things, the Corporate Conversion, has been mailed to Unitholders of record as of April 30, 2010.  The Circular contains a detailed description of the Corporate Conversion as well as Perpetual Energy Inc., the corporation that will carry on the business previously conducted by the Trust.  A copy of the Circular will be available for review on SEDAR at www.sedar.com and on PET's website at www.paramountenergy.com .

The Toronto Stock Exchange ("TSX") has conditionally approved the substitutional listing of the common shares of Perpetual under the trading symbol PMT.  The listing is subject to Perpetual fulfilling all of the requirements of the TSX on or about the closing of the Corporate Conversion, currently scheduled for June 30, 2010.  All of the outstanding debentures of PET will be assumed by Perpetual and will trade on the TSX under their current symbols. The Trust has been evolving its' business plan in anticipation of the Corporate Conversion and as such does not presently plan any new significant changes to its business plan or distribution policy following conversion.

Banking Arrangements

The Trust's lenders have completed their semi-annual redetermination of the borrowing bases under PET's revolving credit facility as well as that of its subsidiary Severo Energy Corp ("Severo"). As disclosed as guidance in the Trust's first quarter interim report, the reduced natural gas price forecasts used by the lenders in their evaluations, resulted in a reduction in PET's borrowing base from $360 million to $340 million effective May 21, 2010. In addition, Severo's borrowing base will be reduced in stages to $6 million at August 31, 2010. The Trust's consolidated borrowing base at that time will be $346 million and current net debt is approximately $290 to 295 million. PET's next semi-annual borrowing base redetermination is scheduled for October 31, 2010.

About PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB.A", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

Forward-looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and including the information contained under the heading "Mailing of the Circular" above may constitute forward-looking statements under applicable securities laws.  The forward looking information includes, without limitation, statements regarding expected changes to the Trust's business plan and distribution policy.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in the Trust's MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-4444
E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Debentures have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.